Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Inc. Announces Date for Fourth Quarter 2015 Results and Annual Shareholders Meeting

Ottawa, Canada, April 23, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it will report its fourth quarter and full fiscal year 2015 results after the close of markets in North America on May 12, 2015.  The Company will hold a conference call and webcast on May 13, 2015 beginning at 8:30 a.m. Eastern Time to discuss the results.

Webcast and Conference Call Details:

Toll-free North America Dial-in:  (877) 312-9202

International Dial-in:  (408) 774-4000

The live webcast and presentation slides will be available at http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

Annual General Meeting

DragonWave will hold its Annual General Meeting of Shareholders on Wednesday, June 17, 2015 beginning at 10:00 a.m. Eastern Time at The Marshes Golf Club, 320 Terry Fox Drive Ottawa. Shareholders and the public are invited to listen to and view the meeting and presentation slides online by following the webcast and conference call details below:

Toll-free North America Dial-in:  (866) 393-0571

International Dial-in:  (408) 774-4000

The live webcast and presentation slides will be available at http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

Election of Directors

The election of directors will take place at The Annual Meeting of Shareholders. Mr. Robert Pons, who joined the Company’s board of directors last year, has indicated that time constraints relating to his full-time position prevent his continuing service and he has submitted his resignation. The DragonWave Board would like to thank Bob for his service to the shareholders and board members of DragonWave.  The directors’ nominees for DragonWave’s board will be set out in DragonWave’s management proxy circular for the upcoming AGM, which is scheduled for June 17, 2015.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor Vice President Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024